UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Announces Receipt of Revised Unsolicited Proposal from Grupo SBF S.A. and Adjournment of May 30, 2019 Shareholders’ Meeting

Netshoes (Cayman) Limited (NYSE: NETS) announces that it has received on May 28, 2019 a revised unsolicited proposal from Grupo SBF S.A., a sociedade anônima incorporated under the laws of Brazil and with shares listed in the Brazilian stock exchange (B3) under ticker “CNTO3” (“Centauro”), for purchase of all of the outstanding common shares of Netshoes through a merger transaction pursuant to which Netshoes shareholders would receive a payment in cash of US$3.50 for each share of Netshoes common stock. Centauro’s offer also set forth other features to address specific concerns previously raised by Netshoes as to its prior offer.

As previously announced, on May 26, 2019, following approval from the Netshoes’ board of directors, Netshoes entered into an amendment to the Agreement and Plan of Merger dated April 29, 2019 with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands, pursuant to which Magazine Luiza S.A. would acquire all of the outstanding common shares of Netshoes at a price of US$3.00 per share in cash for each common share (as amended, the “Merger Agreement”).

Netshoes today notified Magazine Luiza S.A. of the receipt of the revised Centauro proposal. In accordance with the terms of the Merger Agreement and its fiduciary obligations under the laws of the Cayman Islands, and in consultation with its financial and legal advisors, Netshoes’ board of directors will carefully review Centauro’s revised proposal to determine the course of action that it believes is in the best interest of the Netshoes’ shareholders. Pending the completion of such review, the Netshoes board has not made any determination as to whether Centauro’s revised proposal constitutes a superior proposal under the terms of the Merger Agreement.  Accordingly, the board reaffirms its existing recommendation of the transaction with Magazine Luiza S.A. without qualification.

In order to  allow the Company to evaluate these latest developments and advise Netshoes’ shareholders as to the superior offer and recommended course of action with adequate time prior to the upcoming shareholders’ meeting, which was called to be held on Thursday, May 30, 2019 at 11:00 a.m. (São Paulo time) (10:00 a.m. Eastern time), Netshoes and Magazine Luiza S.A. have mutually agreed that no business shall be transacted at such meeting. Netshoes and Magazine Luiza S.A. expect to agree on a new date for the shareholders meeting in the coming days.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: May 29, 2019